Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS/(LOSS)  PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings  per common and common equivalent share were as follows:

	Three months ended December 31,
	2008	2007
Average common shares issued	4,200	4,200
Effect of dilutive options	-	-
Average common shares held in treasury	(171)	(171)
Total	4,029	4,029
Net earnings/(loss) to common stockholders	$(72)	$1,848

Basic and diluted earnings/(loss) per common share	$(0.02)	$0.46